ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

September 6, 2016	Edward Baer T +1 415 315 6328 F +1 415 315 4885 edward.baer@ropesgray.com

VIA EDGAR

United States Securities & Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: James E. O’Connor

Re:	Stone Ridge Post-Event Reinsurance Fund

Registration Statement on Form N-2

File Numbers: 333-207521; 811-23105

Dear Mr. O’Connor:

On behalf of Stone Ridge Post-Event Reinsurance Fund (the “Fund”), transmitted for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Pre-Effective Amendment No. 1 (“Amendment No. 1”) under the Securities Act to the Fund’s Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2016 (the “Registration Statement”).

Amendment No. 1 is marked to show changes made in response to comments of the Commission’s staff (the “Staff”) on the Registration Statement that were provided by letter dated November 19, 2015 and subsequently on August 10, 2016. For the convenience of the Staff, these comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (“Prospectus”) or Statement of Additional Information (“SAI”) are to those filed as part of Amendment No. 1. In addition to revisions made in response to Staff comments, certain other changes have been made in Amendment No. 1. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 1. For purposes of this correspondence, the term “Funds” is used to refer to both the Fund and the Stone Ridge Reinsurance Risk Premium Interval Fund (the “Reinsurance Interval Fund”).

Prospectus

Investment Strategy, page 1

1.	Staff Comment: Please provide an objective definition of the term “material drawdown.”

James E. O’Connor	- 2 -	September 6, 2016

Response: Because it is possible that the level of loss that would constitute a “material drawdown”—the catastrophic insured loss event giving rise to the opportunities that the Fund is designed to capture—may change over time due to market dynamics or other reasons, the Fund believes that what is a “material drawdown” is most appropriately determined by the Adviser based on the details of the event and the economic conditions at the time of the event. Because investors will make the investment decision to invest in the Fund, or not, at the time of a material drawdown, the Fund believes it is more important to open the Fund at the time the right opportunity exists than to provide an objective definition of “material drawdown” for potential investors today.

2.	Staff Comment: Please define the term “Reinsurance Interval Fund” the first time it is used in the Prospectus.

Response: The requested change has been made.

Investment Adviser, page 1

3.	Staff Comment: Please revise the second bullet point to state: “An investment in the Fund is not suitable for investors who may need to access the money they invest in the short term.”

Response: The requested change has been made.

4.

Staff Comment: The penultimate bullet point on the cover page states: “Distributions may also be funded in significant part from expense reimbursements and waivers by the Fund’s and the Reinsurance Interval Fund’s affiliates that are subject to repayment to them.” However, the Fund does not disclose in the Prospectus the terms of any expense reimbursements or waivers subject to repayment. Please clarify this discrepancy.

Response: The referenced bullet point has been removed.

5.	Staff Comment: Please delete the last bullet point.

Response: The requested change has been made.

6.

Staff Comment: Please confirm to us that the cover page bullet points will also appear immediately above the signature line on the account registration form or subscription agreement used by investors to purchase Fund shares.

Response: Investors generally will purchase shares of the Fund through self-directed brokerage platforms; such platforms utilize their own standard account opening forms, which the Fund does not have the ability to modify. However, the Fund believes that all shareholders will have received adequate notice of the referenced disclosure, which appears

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in bold-faced type and in a larger font than the surrounding text on the cover page of the Prospectus.

7.	Staff Comment: Please confirm that the Fund and the Reinsurance Interval Fund are in compliance with the terms and conditions of Section 12(d)(1)(E) of the 1940 Act.

Response: The Fund so confirms.

8.	Staff Comment: Please define, where appropriate, the terms, “institutional investor” and “other eligible investors.”

Response: The requested changes have been made.

The Offering, page 5

9.

Staff Comment: The disclosure states that “[t]he Fund expects the initial offering of Shares to terminate upon commencement of investment operations.” However, on page 1, the Fund defines “commencement of investment operations” as the date that the Fund begins selling Shares or accepting offers to purchase Shares. Please clarify this discrepancy.

Response: The referenced disclosure has been revised as follows: “Shares of the Fund will be offered during an initial offering period at the offering price, which is $10.00 per share. The Fund expects the initial offering of Shares to terminate ~~upon~~ shortly following commencement of investment operations (or such earlier or later date as the Adviser may determine in its discretion). The Shares are expected to be offered on a continuous basis thereafter at net asset value (“NAV”) per share.”

10.

Staff Comment: The disclosure states that “the Fund will be made available for investment on a priority basis to a group of investors (the “Consortium”) who have entered into an arrangement with the Adviser.” Please disclose the nature of these “arrangements.” Specifically, do these arrangements involve commitments to purchase Fund shares by advisers and representatives? Are these commitments to make future purchases of Fund shares binding on the advisers and representatives in any sense? Are any of these commitments made by current investors in the Reinsurance Interval Fund? Are there any consequences to advisers or representatives if they renege on a commitment to buy Fund shares? Do these commitments incentivize advisers and representatives to make future investments in the Fund?

Response: The requested change has been made. These arrangements do not involve any commitments to purchase Fund shares by advisers or representatives, there are no consequences to advisers or representatives if they do not buy Fund Shares, and the arrangements are not intended to incentivize advisers and representatives to make future investments in the Fund. The sole purpose of the Consortium arrangements is to identify a

James E. O’Connor	- 4 -	September 6, 2016

group of investors who may be given priority in allocation of capacity in the Fund. In response to the Staff’s comments, the Fund has added the following disclosure to clarify the nature of these arrangements: “Members of the Consortium and their clients are not obligated to invest in the Fund.”

Periodic Repurchase Offers, page 5

11.

Staff Comment: We note that the Fund will make a repurchase offer twelve months after commencement of investment operations and quarterly thereafter, but, as disclosed on page 48, an investor in the Reinsurance Interval Fund is eligible to have his or her shares repurchased in the quarter following investment. Given this difference between the Funds, please explain why an investor would want to invest in the Fund.

Response: As described in more detail in response to Comment 12 below, the Adviser believes that, in order to fully take advantage of the benefits of investing in insurance-related securities following a material drawdown, the Fund will need to offer reinsurers a stable and secure source of capital for one year. Therefore, the Prospectus clearly discloses that investors should be willing to hold their investments in the Fund for a period of at least one year. On page 9, the Prospectus discloses that “[u]ntil the Reorganization or, if the Reorganization is not consummated, until the first repurchase offer, investors will be unable to sell their Shares.” As disclosed in the Prospectus under “The Offering” on page 5, it is expected that the Reinsurance Interval Fund will be closed to new investors and investments by existing investors during a period of time after the Fund begins selling shares and until the Reorganization. As a result, the Fund will be the only means by which investors may invest in the Reinsurance Interval Fund during this period. The Fund notes supplementally that existing investors in the Reinsurance Interval Fund will continue to have the right to participate in quarterly repurchase offers by the Reinsurance Interval Fund during the period when the Reinsurance Interval Fund is closed to new investments.

Investment Objectives and Policies, page 6

12.

Staff Comment: Please disclose in adequate detail why a “material drawdown” creates an investment opportunity in the Reinsurance Interval Fund. Please explain what advantage there is for investors in purchasing shares of the Fund, rather than purchasing shares of the Reinsurance Interval Fund directly.

Response: After a catastrophic insured loss event triggers a material drawdown that depletes significant amounts of reinsurers’ capital, reinsurance premiums tend to go up because reinsurers have less capital to deploy (i.e., the supply of reinsurance is scarcer), but the demand for reinsurance is the same (and may even go up, because people are often more interested in buying insurance after a loss). This provides an opportunity for investors

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deploying capital immediately after the event to experience potentially higher expected returns on insurance-related securities.

There is expected to be an advantage for investors in purchasing shares of the Fund, rather than purchasing shares of the Reinsurance Interval Fund directly, because the Fund believes that it will have more attractive opportunities to invest in insurance-related securities than would be available to the Reinsurance Interval Fund alone.

A primary concern of reinsurers who rely on capital obtained from the capital markets (including capital invested by the Reinsurance Interval Fund) is whether the capital will “flee” following a material loss. This concern has made some reinsurers reluctant to offer investment opportunities to capital markets participants like the Reinsurance Interval Fund. Having the Fund in place, standing ready to take in capital promptly following an event and requiring investors to keep that capital invested for one year, is a very strong signal to reinsurers that the Fund is a reliable long-term source of incremental capital. This incentivizes reinsurers to give the Fund (through the Reinsurance Interval Fund) access to more attractive investment opportunities after a material drawdown than the Reinsurance Interval Fund may otherwise be able to access.

13.	Staff Comment: Consider revising in plain English the phrase “each of the three criteria must be satisfied while the bond is outstanding or the derivative position remains open.”

Response: In response to the Staff’s comments, the Fund has revised the referenced disclosure as follows: “Trigger events are typically defined by three criteria: an event; a geographic area in which the event must occur; and a threshold of economic or physical loss (either actual or modeled) caused by the event, together with a method to measure such loss. In order for a trigger event to be deemed to have occurred, ~~each of the three criteria must be satisfied~~ the event must be of the type specified, it must occur within the specified geographic area, and it must result in at least the threshold amount of loss (for example, a hurricane in ~~Central America~~ Miami that causes a specified dollar amount of damage), and the event must occur while the bond is outstanding or the derivative position remains open.”

14.

Staff Comment: On page 7, the description of Quota Share Notes discloses that “the Reinsurance Interval Fund, as holder of a Quota Share Note issued by the SPV, would be entitled to its pro rata share of the premiums received by the SPV and would be responsible for its pro rata share of the claims . . .” Consider adding similar disclosure in the descriptions of Excess of Loss Notes and ILW Notes to more clearly describe the effect to the Reinsurance Interval Fund.

Response: The Fund notes that the paragraph in the Prospectus that describes ILW Notes includes a sentence to this effect: “The Reinsurance Interval Fund, as holder of an ILW Note, would be entitled to a return linked to the premium paid by the purchaser of protection

James E. O’Connor	- 6 -	September 6, 2016

and the occurrence or non-occurrence of the trigger event.” A similar sentence has been added to the Prospectus in the paragraph describing Excess of Loss Notes.

Reorganization into Reinsurance Interval Fund, page 9

15.	Staff Comment: Please explain to us why the Adviser expects to recommend that the Fund merge into the Reinsurance Interval Fund “approximately 9 months after the Fund commences investment operations.”

Response: The Prospectus explains that, “[a]pproximately 9 months after the Fund commences investment operations, the Fund’s Adviser is expected to recommend to the Fund’s board of trustees (the “Board” and each of the trustees on the Board, a “Trustee”) that the Fund be reorganized with and into the Reinsurance Interval Fund effective as of the 1 year anniversary of the Fund’s commencement of investment operations (the “Reorganization”).” As noted above, the Adviser believes that a twelve-month period after commencement of investment operations is most appropriate to take advantage of an event that causes a material drawdown in light of the nature of the post-event reinsurance-related investments. Once the initial twelve-month period has elapsed, the Adviser believes that it would then be appropriate to increase the frequency of the Fund’s repurchase offers. Therefore, the Fund has adopted a fundamental policy pursuant to Rule 23c-3 whereby the periodic interval at which the Fund would offer to repurchase shares from investors following the initial twelve-month interval after commencement of investment operations would change to quarterly. At that point in time, the repurchase rights between the Fund and the Reinsurance Interval Fund would be the same (quarterly). In order to afford investors simplified account statements that would reflect a single investment and in order to simplify the repurchase offer process, the Adviser expects to recommend that the Fund be merged into the Reinsurance Interval Fund. The Adviser believes that the Reorganization would keep Fund investors in much the same position they would be in were they to remain investors in the Fund, as they would continue to have quarterly liquidity opportunities and all other features of the two Funds would be substantially the same at that time, but would simplify the structure of their investments and the means by which the Fund may repurchase their shares. The Adviser expects to make this recommendation approximately nine months after the Fund commences investment operations because this would enable the Board to adequately consider all relevant factors in a timely manner in order to determine whether to approve the Reorganization, which could then be effective on or prior to the one year anniversary of commencement of investment operations.

16.

Staff Comment: Please confirm in correspondence that the Fund expects that expenses will not be higher after a Reorganization with the Reinsurance Interval Fund and disclose why expenses are not expected to increase. Please explain supplementally whether Fund shareholders are expected to bear the cost of a Reorganization.

James E. O’Connor	- 7 -	September 6, 2016

Response: The Fund confirms that it does not expect that expenses will be higher after a Reorganization with the Reinsurance Interval Fund. After the Reorganization, expenses of the Reinsurance Interval Fund are expected to be the same, because the value of the assets of the Reinsurance Interval Fund will be the same as prior to the Reorganization. While the Adviser will consider the appropriate party to bear the cost of the Reorganization at the time of the Reorganization, it is currently expected that all such costs will be borne by the Adviser.

17.	Staff Comment: Please confirm whether the Fund intends to file as an exhibit to the Registration Statement the agreement and plan of Reorganization that has been approved by the Board.

Response: The Fund no longer intends to ask the Board approve the agreement and plan of Reorganization prior to commencement of the Fund’s investment operations. Accordingly, the referenced disclosure has been deleted.

18.

Staff Comment: Please confirm whether the Fund intends to file a registration statement on Form N-14 to reorganize the Fund into the Reinsurance Interval Fund. Please note that it is the position of the Staff that all reorganizations, including those not requiring a shareholder vote, file a registration statement on Form N-14.

Response: The Fund confirms that, if the Fund reorganizes into the Reinsurance Interval Fund, the Fund will comply with the disclosure requirements applicable at the time of the Reorganization.

19.

Staff Comment: Please confirm that, when the Fund chooses to reorganize, if it files a registration statement on Form N-14, it will elaborate on other options considered if a Reorganization does not occur (e.g., liquidation, continuing to operate as a stand-alone fund, or merging with a fund other than the Reinsurance Interval Fund).

Response: The Fund confirms that in this case it will include appropriate disclosure according to the requirements applicable at that time.

Limited History, page 10

20.

Staff Comment: As the Fund has not yet commenced operations, please revise the heading from “Limited History” to indicate that, as of the date of the Prospectus, the Fund has “No Prior History.” Please also disclose the date that the Reinsurance Interval Fund commenced operations.

Response: The requested changes have been made.

James E. O’Connor	- 8 -	September 6, 2016

21.

Staff Comment: Please confirm whether the Fund intends to include performance information for the Reinsurance Interval Fund in the Fund’s prospectus, including revising disclosure that the Fund has no prior history.

Response: The Fund respectfully notes that performance history is not required under Form N-2. As noted above in response to Comment 20, the Fund will disclose that the Fund has no prior history, but that the Reinsurance Interval Fund has limited history.

Derivative Risk, page 13

22.

Staff Comment: The Division of Investment Management has provided guidance about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010. That letter provides that such disclosure should:

●	be in plain English;

●	identify specifically all of the derivatives in which the fund intends to invest as part of its principal investment strategy;

●	be tailored to the fund’s specific use of derivatives, the extent of their use, and their related risks;

●	provide investors with a specific risk profile of the fund’s derivatives investments, rather than a list of risks of various derivative strategies;

●	explain the purpose of the fund’s derivatives trading;

●	address the degree of economic exposure (not just the amount invested).

Please present the Fund’s derivative disclosure throughout the Prospectus in substantial conformity with this guidance. This disclosure should be reviewed on an ongoing basis to assess its completeness and accuracy in light of the Fund’s actual use of derivatives.

Response: The Fund has considered the referenced guidance and respectfully believes that its derivatives-related disclosure is appropriate.

Swaps Risk, page 13

23.

Staff Comment: Please define the “notional value” of a swap and each of the other derivatives involved in the Fund’s principal investment strategy. Please explain how a notional value in excess of the amount invested in a swap or other derivative creates leverage and how leverage may create volatility in the Fund’s NAV.

James E. O’Connor	- 9 -	September 6, 2016

Response: In response to the Staff’s comment, the Fund has added disclosure under the headings “Leverage” (previously titled, “Borrowings”) on pages 8 and 22 of the Prospectus and has added cross-references to the new disclosure. In addition, the Fund has included disclosure addressing some of these issues elsewhere in the Prospectus, for example, under “Leverage Risk” on pages 12 and 32 and under “Derivatives Risk” on pages 13 and 33.

Fund Expenses, page 17

24.	Staff Comment: Please explain to us the assumptions upon which the amount of “net assets attributable to the Shares” and the fee table expenses are based.

Response: As shown in Amendment No. 1, the fee table assumes that the Fund has $1.8 billion in total assets or 180 million shares at the initial $10.00 per share net asset value. However, it should be noted that, because of the Fund’s contractual expense limitation agreement with the Adviser, the Fund’s expenses, with certain exceptions noted in the footnote to the fee table, will be limited to the Fund’s pro rata share of the Reinsurance Interval Fund’s expenses.

25.

Staff Comment: The Staff notes that the Fund’s fee table is based off an assumed $1 billion offering. Please provide a representation in correspondence that if this assumption becomes unlikely, that the Fund will update the fee table to reflect a new expected amount of shares sold.

Response: The Fund represents that it will update the fee table in the event the estimate of assets provided in response to Comment 24 becomes unlikely.

26.	Staff Comment: Please revise footnote 2 to substantially correspond to the following:

“Net assets attributable to shares” assumes that we sell $__million worth of shares of our common stock during the first twelve months. The table also assumes that our net offering proceeds from such sales equal approximately $__million, that our average net assets during the period equal one-half of the net offering proceeds, or approximately $__million based on our current net assets of $__ [and that we borrow funds equal to __% of our average net assets during such period, or approximately $__million]. Actual expenses will depend on the number of shares we sell in this offering [and the amount of leverage we employ]. For example, if we were to raise proceeds significantly less than this amount over the next twelve months, our expenses as a percentage of our average net assets would be significantly higher. There can be no assurance that we will sell $__million worth of our common stock during the following twelve months.

Response: The Fund notes that footnote 2 substantially corresponds to the language above, with the exception that the Fund’s disclosure does not include the bracketed disclosure

James E. O’Connor	- 10 -	September 6, 2016

because the Fund does not intend to borrow for the first year following commencement of investment operations.

27.

Staff Comment: Please revise the fee table so that the Fund’s pro rata share of the Reinsurance Interval Fund’s fees and expenses are reflected in the appropriate line items of the fee table. Please also revise the line item “Acquired Fund Fees and Expenses” according to the requirements of Instruction 10.h to Item 3 of Form N-2.

Response: The Fund has revised the fee table, in accordance with discussion with the Staff, to address fees and expenses of the Reinsurance Interval Fund, including the impact of the permanent fee waiver and other changes in response to Comments 31 through 33.

28.

Staff Comment: Please include in correspondence when the Adviser expects the fee waiver agreement will terminate. In light of the uncertainty of when the Fund will commence investment operations, consider including additional disclosure in footnote 5 about the length of the fee waiver.

Response: The Adviser has agreed to permanently waive all management fees payable by the Fund that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser. Disclosure to this effect has been added to the appropriate footnote to the fee table.

29.	Staff Comment: Please confirm in correspondence whether the Fund will use “master-feeder” or “fund-of-funds” accounting.

Response: The Fund confirms that it intends to use “master-feeder” accounting.

30.	Staff Comment: Please explain supplementally how the Fund will account for organization and offering costs.

Response: The Fund intends to account for organization and offering costs by expensing organization costs as incurred and amortizing offering expenses.

31.

Staff Comment: Please confirm whether the Fund will incur any material leverage. If the Fund will incur material leverage, please include the caption “Interest Payments on Borrowed Funds” as required by Form N-2. Consistent with the “master-feeder” structure of the Fund’s fee table, please disclose “Interest Payments on Borrowed Funds” from the Reinsurance Interval Fund’s fee table in the Fund’s fee table.

Response: The Fund confirms that it will not incur material leverage. The Fund will disclose the impact of leverage on the Reinsurance Interval Fund by including in “Interest Payments on Borrowed Funds” the amount of material interest disclosed in the Reinsurance Interval Fund’s fee table.

James E. O’Connor	- 11 -	September 6, 2016

32.	Staff Comment: The Staff notes that the Service Fees caption in the Fund’s fee table includes the service fees of the Reinsurance Interval Fund. The Fund’s fee table includes only the management fee of the Reinsurance Interval Fund. Please explain supplementally why the Management Fee caption is not presented in the same manner in the Fund’s fee table.

Response: The Fund included the amount of the Reinsurance Interval Fund’s management fee in the fee table because Fund shareholders will bear their pro rata portion of such fees indirectly through the Fund’s investment in the Reinsurance Interval Fund. In contract, the Fund does not disclose the management fee that would be applicable to the Fund since the Fund has entered into an expense limitation agreement with the Adviser in which the Adviser has permanently agreed to waive any management fees on assets invested in another investment company advised by the Adviser. Thus, the Fund will never be charged a management fee by the Adviser. With respect to the Service Fees, however, the expense limitation agreement waives other expenses, including the Service Fees, for a period of one year. Therefore, it is possible that the Fund will bear both the service fees of the Reinsurance Interval Fund and those of the Fund in the future, although the Fund does not expect this to occur as it is expected that the Fund will be reorganized into the Reinsurance Interval Fund prior to the expiration of the one-year waiver period.

33.	Staff Comment: Please confirm whether the Adviser will waive all expenses of the Fund and that the Fund will file the expense limitation agreement as an exhibit to its registration statement.

Response: The Fund confirms that the Adviser has agreed to permanently waive all advisory fees payable to the Adviser that are attributable to assets of the Fund invested in another registered investment company advised by the Adviser and to pay or otherwise bear operating and other expenses of the Fund through the one-year anniversary of the date the Fund commences investment operations. The Fund will file the expense limitation agreement as an exhibit to the Registration Statement.

Financial Highlights, page 18

34.	Staff Comment: Please confirm whether the Fund will include the financial highlights and incorporate by reference the financial statements of the Reinsurance Interval Fund.

Response: The Fund confirms that it will include the financial highlights of the Reinsurance Interval Fund in the Registration Statement. The Fund also confirms that it will incorporate the financial statements of the Reinsurance Interval Fund into its Registration Statement by reference.

Control Persons, page 43

James E. O’Connor	- 12 -	September 6, 2016

35.

Staff Comment: The disclosure states that “Stone Ridge is currently the sole shareholder of the Fund”; however, the Fund has not yet commenced offering Shares. This statement is also inconsistent with the disclosure on page 29 of the SAI. Please clarify.

Response: The Adviser anticipates that it will provide the seed capital investment in the Fund prior to effectiveness of the Registration Statement, at which time it will be the sole shareholder of the Fund. The referenced disclosure has been bracketed in Amendment No. 1 and will be updated following the anticipated seed investment.

Repurchase Dates, page 46

36.

Staff Comment: Given the uncertainty of when in a particular month the Fund will commence investment operations, please consider providing examples to clarify when the first repurchase offer will occur.

Response: The requested change has been made under the headings “Reorganization into the Reinsurance Interval Fund” on page 9 of the Prospectus and “Purchase and Redemption of Shares” on page 34 of the SAI.

Dividend Reinvestment Plan, page 54

37.

Staff Comment: Please confirm whether there are fees associated with the Fund’s dividend reinvestment plan. If there are fees, please explain supplementally whether these fees are included in the Fund’s fee table.

Response: The Fund confirms that there are currently no fees associated with the Fund’s dividend reinvestment plan.

Statement of Additional Information

The Reinsurance Interval Fund’s Subsidiary, page 8

38.

Staff Comment: If the Reinsurance Interval Fund uses a wholly-owned controlled foreign subsidiary (“CFC”) to make investments, please provide the following disclosure. (As used in the comments, “CFC” includes any subsidiary(ies) of the CFC.)

(a)

Disclose that the Reinsurance Interval Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Fund confirms that the Reinsurance Interval Fund complies with the provisions of the 1940 Act governing investment policies set forth in

James E. O’Connor	- 13 -	September 6, 2016

Section 8 and capital structure and leverage set forth in Section 18 on an aggregate basis with the CFC.

(b)

Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Reinsurance Interval Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Reinsurance Interval Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

Response: The Fund confirms that Stone Ridge, the investment adviser to the CFC, complies with the provisions of the 1940 Act relating to investment advisory contracts set forth in Section 15 as investment adviser to the Reinsurance Interval Fund. Although the CFC is not an investment company subject to the 1940 Act, the Fund confirms the CFC has voluntarily entered into an investment advisory agreement with Stone Ridge in accordance with the requirements of Section 15 of the 1940 Act and, although the Reinsurance Interval Fund does not believe that this investment advisory agreement is a material contract of the Reinsurance Interval Fund, the Reinsurance Interval Fund added it as an exhibit to its registration statement as part of the filing made on February 26, 2016.

(c)	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: The Fund confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder. The CFC will have the same custodian as the Fund, U.S. Bank, NA. The Fund respectfully notes that disclosure relating to the matters addressed in sections (a), (b) and (c) above is not required and, as the Fund does not believe that this disclosure would be meaningful or helpful to investors, the Fund has respectfully determined not to make disclosure changes at this time.

(d)

Disclose: (1) whether the Reinsurance Interval Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Reinsurance Interval Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

James E. O’Connor	- 14 -	September 6, 2016

Response: The Fund notes that, in 2011, the Internal Revenue Service suspended the issuance of private letter rulings to registered investment companies to the effect that income a fund was deemed to earn from its direct or indirect foreign subsidiary, a CFC, was qualifying income to the Fund. In the absence of a private letter ruling or guidance issued by the Internal Revenue Service to the same or similar effect, the Fund will employ other means of ensuring that the qualifying income requirement is satisfied. The Fund has provided disclosure to this effect in the Prospectus, in the section “Distributions and Federal Income Tax Matters,” relating to the tax treatment of the undistributed income from the CFC, which provides, as follows:

The Reinsurance Interval Fund invests in a wholly-owned Subsidiary that is treated as a controlled foreign corporation for U.S. federal income tax purposes. The Subsidiary will take steps to ensure that income recognized by the Reinsurance Interval Fund in respect of the Subsidiary will be qualifying income and the Reinsurance Interval Fund will limit its investments in the Subsidiary in the aggregate to 25% of the Reinsurance Interval Fund’s total assets.

In addition, the Fund has provided similar disclosure in the SAI, in the section “Tax Status,” under the heading “Taxation of the Fund,” as follows:

The Reinsurance Interval Fund invests in a wholly-owned Subsidiary that is treated as a controlled foreign corporation for U.S. federal income tax purposes. The Subsidiary will take steps to ensure that income recognized by the Reinsurance Interval Fund in respect of the Subsidiary will be qualifying income, including but not limited to receiving a distribution from the Subsidiary out of the Subsidiary’s earnings and profits at least once during every taxable year, and the Reinsurance Interval Fund will limit its investments in the Subsidiary in the aggregate to 25% of the Fund’s total assets.

(e)

Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Reinsurance Interval Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the Fund and the CFC.

Response: The Fund confirms that the principal investment strategies and principal risks disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund, the Reinsurance Interval Fund and the CFC.

James E. O’Connor	- 15 -	September 6, 2016

(f)	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

Response: The Fund confirms that the financial statements of the CFC have been consolidated with those of the Reinsurance Interval Fund, the financial statements of which will be consolidated with those of the Fund.

(g)

Confirm in correspondence that (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s Prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund confirms that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included within the line item “Other Expenses” in the Fund’s fee table in the Prospectus; (2) the CFC has designated the Adviser as agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

(h)

A representation should be provided to the Staff that each investment adviser to the CFC and its subsidiaries complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 of the 1940 Act) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. In addition, each investment advisory agreement between the CFC and its subsidiaries and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The Fund represents that the advisory contract between the Adviser and the Reinsurance Interval Fund’s sole existing subsidiary (which has no subsidiaries of its own) complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 of the 1940 Act).

(i)

A representation should be provided that the Reinsurance Interval Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8 of the 1940 Act) and capital structure and leverage (Section 18 of the 1940 Act) on an aggregate basis with the CFC and its subsidiaries.

James E. O’Connor	- 16 -	September 6, 2016

Response: The Fund represents that the Reinsurance Interval Fund complies with the provisions of the 1940 Act governing investment policies set forth in Section 8 and capital structure and leverage set forth in Section 18 on an aggregate basis with the CFC.

(j)

A representation should be provided to the Staff that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the 1940 Act) and identification of each custodian of the CFC and its subsidiaries.

Response: The Fund represents that the Subsidiary complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder and represents that the Subsidiary will have the same custodian as the Fund, U.S. Bank, NA.

(k)	The financial statements of the CFC and its subsidiaries should be consolidated with those of the Reinsurance Interval Fund.

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The character of the fees of the consolidated CFC and its subsidiaries should be retained when populating the Reinsurance Interval Fund’s prospectus fee table. The CFC’s management fee (including any fees based on the CFC’s performance) should be included in “Management Fees,” and the remaining operating expenses of the CFC and its subsidiaries should be included in “Other Expenses.”

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The CFC and its subsidiaries and their boards of directors should agree to designate agents for service of process in the United States; and the CFC and its subsidiaries and their boards of directors should agree to inspection by the staff of the books and records of the CFC and its subsidiaries, which should be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response: The Fund acknowledges the Staff’s comment.

Derivatives, page 8

39.

Staff Comment: Please describe specifically in the Statement of Additional Information how the Funds will cover their derivative investments to avoid creating senior securities. Please describe specifically the Funds’ asset segregation policies with respect to its “physically settled” and “cash settled” derivatives.

Response: The Fund has provided specific disclosure under the heading “Asset Segregation/Cover” within the section “Additional Information About Derivatives Transactions” in the SAI that describes the manner in which the Reinsurance Interval Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivatives positions, and has included two examples to illustrate how the Reinsurance Interval Fund typically handles its obligations in this regard.

James E. O’Connor	- 17 -	September 6, 2016

Investment Restrictions, page 24

40.	Staff Comment: Please clarify whether restriction 7 is saying that repurchase agreements are loans subject to the one-third of total assets limitation.

Response: The limitation on loaning no more than one-third of the Fund’s total assets in Restriction 7 applies only to the loaning of portfolio securities.

41.

Staff Comment: The description of the Fund’s repurchase policy under “Investment Restrictions” provides for indefinite repurchase offers on an annual basis should the Fund commence operations more than two years after the effective date of the Registration Statement. Please clarify what is meant by “immediately before” the commencement of investment operations. For example, if the Fund’s Registration Statement went effective on 1/1/2016, the Fund’s first repurchase offer would take place on 1/1/2018. If the Fund commenced investment operations on 3/1/2018, would the second repurchase offer take place on 2/28/2018? We note that this would result in an interval between the first and second repurchase offers of only two months. Please explain how this is consistent with Rule 23c-3 of the 1940 Act, which contemplates periodic intervals of three, six and twelve months.

Response: The Fund’s fundamental investment policy relating to repurchases is intended to provide investors with a one-year initial interval following commencement of investment operations with quarterly repurchase offers thereafter. However, in the event that the Fund commences investment operations after the two-year anniversary of effectiveness of the Trust’s initial registration statement, the Fund will be required to conduct one or more repurchase offers prior to commencement of investment operations in order to satisfy Rule 23c-3(a)(7), which requires in relevant part that “[t]he first repurchase request deadline after the effective date of the registration statement for the common stock that is the subject of a repurchase offer…occur no later than two periodic intervals thereafter” (emphasis added).

Because it is unclear when the Fund will commence investment operations, the Fund’s fundamental investment policy contemplates each of the three possible scenarios, the latter two of which are structured to comply with the requirement of the rule: (1) commencement of investment operations on or before the one-year anniversary of effectiveness of the Trust’s initial registration statement; (2) commencement of investment operations after the one-year anniversary but on or before the two-year anniversary of effectiveness of the Trust’s initial registration statement; and (3) commencement of investment operations after the two-year anniversary of effectiveness of the Trust’s initial registration statement.

It is important to note that, because the Fund does not expect to have any shareholders other than the seed investor until commencement of investment operations, the timing and frequency of the Fund’s repurchase offers before commencement of investment operations will affect only the seed investor (which is expected to be Stone Ridge).

James E. O’Connor	- 18 -	September 6, 2016

The phrase “immediately before…the commencement of investment operations” that appears in (2) and (3) of the Fund’s fundamental policy means that the Fund will conduct that repurchase offer immediately before selling Shares or accepting offers to purchase Shares. For example, if the Fund’s Registration Statement went effective on 1/1/2017, the Fund’s first repurchase offer, which would be offered to the only shareholder at that time, the seed investor, would take place on 1/1/2019, assuming that the Fund did not commence investment operations until after 1/1/2019. The Fund would conduct this repurchase offer solely for purposes of satisfying Rule 23c-3(a)(7) and it would not impact outside investors, as the Fund would not have any at that time. If the Fund then commenced investment operations on 3/1/2019, the second repurchase offer would take place on or about 2/28/2019. The Fund would conduct this repurchase offer in order to “set the clock” for the one-year interval that will apply to outside investors; this particular repurchase offer, like the first one in this example, would also not impact outside investors, because it would occur immediately prior to commencement of investment operations.

If the Fund were to eliminate the 2/28/2019 repurchase offer in the example above, the Fund’s next repurchase offer would fall on 1/1/2020, which would result in an initial interval for outside investors of ten months instead of the desired twelve months, which the Fund believes is preferable for the reasons described above in response to Comments 11 and 12.

The Commission noted in the Rule 23c-3 adopting release that the rule proposal did not provide for the timing of a fund’s initial repurchase offer, but that the requirement in subsection (a)(7) was added in the final rule because “[s]ome commenters…stated that a fund should be able to delay its initial offer for a specified period following the initial public offering…[to] allow funds to implement investment programs fully before repurchasing securities.”1 This suggests that the intent of subsection (a)(7) was to measure the initial interval from the date a fund accepts offers to purchase shares and commences investment operations or that the Commission viewed the effectiveness of a registration statement as concurrent with commencement of investment operations. However, Rule 23c-3 by its terms measures the initial interval from the date of effectiveness and appears not to contemplate a fund that commences investment operations and accepts subscriptions from shareholders other than the seed investor on a date that is substantially after the effectiveness of the initial registration statement. The portions of the fundamental policy that contemplate repurchase offers prior to commencement of investment operations are intended to satisfy this requirement, when the timing of commencement of investment operations so requires.

The Fund believes that its fundamental investment policy pursuant to Rule 23c-3 both fulfills the requirements of Rule 23c-3(a)(7) and affords outside shareholders an initial interval of one year, followed by quarterly intervals thereafter, in compliance with the definition of “periodic interval” in Rule 23c-3(a)(1) of “three, six or twelve months.”

[1]	Repurchase Offers by Closed-End Management Investment Companies, Release No. IC-19399 (Apr. 7, 1993).

James E. O’Connor	- 19 -	September 6, 2016

General

42.

Staff Comment: We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally or on exhibits added in a pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment and notes that the Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

43.	Staff Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response: The Fund has not submitted an exemptive application or no-action request in connection with the Registration Statement and has no current intention of doing so.

As requested, the Fund acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*         *         *

Should members of the Staff have any questions or comments, they should contact the undersigned at (415) 315-6328 or edward.baer@ropesgray.com.

Very truly yours,

/s/ Edward Baer
Edward Baer

cc:	Lauren D. Macioce, Stone Ridge Asset Management LLC

James T. Rothwell, Stone Ridge Asset Management LLC

Gregory C. Davis, Ropers & Gray LLP